UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

FLOTEK INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

343389102

(CUSIP Number)

Robert J. Willette

Chief Legal Officer

ProFrac Holding Corp.

333 Shops Blvd., Suite 301

Willow Park, Texas 76087

Telephone: (817)-850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 343389102

1.	NAMES OF REPORTING PERSONS ProFrac Holding Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,468,322 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,468,322 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,468,322 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Consists of (i) 63,496,922 shares of Common Stock issued to ProFrac Holdings II, LLC (“ProFrac Holdings II”) on June 26, 2023, in payment of the Issuer’s obligations under the $50,000,000 original aggregate principal amount of 10% Convertible PIK Notes that matured on May 17, 2023 (the “Convertible Notes”), (ii) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the prefunded warrants issued to ProFrac Holdings II on June 21, 2022 (the “June 2022 Prefunded Warrants”), (iii) 25,366,561 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the prefunded warrants issued to ProFrac Holdings II on February 2, 2023 (the “February 2023 Prefunded Warrants”) and (iv) 1,500,000 shares of Common Stock directly owned by ProFrac Holdings II.

(2)

Percent of class is calculated based on (i) 88,002,029 shares of Common Stock issued and outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023 (the “Quarterly Report”), plus (ii) 63,496,922 shares of Common Stock issued to ProFrac Holdings II, LLC on June 26, 2023, in payment of the Issuer’s obligations under the Convertible Notes, plus (iii) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants; provided, however, that ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the Prefunded Warrants or the underlying shares of Common Stock unless and until (a) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (b) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided further that ProFrac Holdings II may exercise the June 2022 Prefunded Warrants immediately prior to the sale of the shares of Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II, plus (iv) 25,366,561 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the February 2023 Prefunded Warrants; provided, however, that unless the Issuer has obtained shareholder approval therefor, the number of shares of Common Stock that may be acquired by ProFrac Holdings II upon any exercise of the February 2023 Prefunded Warrants shall be limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by ProFrac Holdings II and its affiliates does not exceed 19.99% of the total number of then issued and outstanding shares of Common Stock.

SCHEDULE 13D
CUSIP No. 343389102

1.	NAMES OF REPORTING PERSONS ProFrac Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,468,322 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,468,322 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,468,322 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 63,496,922 shares of Common Stock issued to ProFrac Holdings II, LLC on June 26, 2023, in payment of the Issuer’s obligations under the Convertible Notes, (ii) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, (iii) 25,366,561 shares of Common Stock issuable to ProFrac Holdings II upon exercise the February 2023 Prefunded Warrants and (iv) 1,500,000 shares of Common Stock directly owned by ProFrac Holdings II.

(2)

Percent of class is calculated based on (i) 88,002,029 shares of Common Stock issued and outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report, plus (ii) 63,496,922 shares of Common Stock issued to ProFrac Holdings II, LLC on June 26, 2023, in payment of the Issuer’s obligations under the Convertible Notes, plus (iii) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants; provided, however, that ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the Prefunded Warrants or the underlying shares of Common Stock unless and until (a) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (b) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided further that ProFrac Holdings II may exercise the June 2022 Prefunded Warrants immediately prior to the sale of the shares of Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II, plus (iv) 25,366,561 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the February 2023 Prefunded Warrants; provided, however, that unless the Issuer has obtained shareholder approval therefor, the number of shares of Common Stock that may be acquired by ProFrac Holdings II upon any exercise of the February 2023 Prefunded Warrants shall be limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by ProFrac Holdings II and its affiliates does not exceed 19.99% of the total number of then issued and outstanding shares of Common Stock.

SCHEDULE 13D
CUSIP No. 343389102

1.	NAMES OF REPORTING PERSONS ProFrac Holdings II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 103,468,322 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 103,468,322 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103,468,322 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 63,496,922 shares of Common Stock issued to ProFrac Holdings II, LLC on June 26, 2023, in payment of the Issuer’s obligations under the Convertible Notes, (ii) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants, (iii) 25,366,561 shares of Common Stock issuable to ProFrac Holdings II upon exercise the February 2023 Prefunded Warrants and (iv) 1,500,000 shares of Common Stock directly owned by ProFrac Holdings II.

(2)

Percent of class is calculated based on (i) 88,002,029 shares of Common Stock issued and outstanding as of May 9, 2023, as reported in the Issuer’s Quarterly Report, plus (ii) 63,496,922 shares of Common Stock issued to ProFrac Holdings II, LLC on June 26, 2023, in payment of the Issuer’s obligations under the Convertible Notes, plus (iii) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants; provided, however, that ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the Prefunded Warrants or the underlying shares of Common Stock unless and until (a) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (b) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided further that ProFrac Holdings II may exercise the June 2022 Prefunded Warrants immediately prior to the sale of the shares of Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II, plus (iv) 25,366,561 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the February 2023 Prefunded Warrants; provided, however, that unless the Issuer has obtained shareholder approval therefor, the number of shares of Common Stock that may be acquired by ProFrac Holdings II upon any exercise of the February 2023 Prefunded Warrants shall be limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by ProFrac Holdings II and its affiliates does not exceed 19.99% of the total number of then issued and outstanding shares of Common Stock.

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the SEC on March 7, 2022, Amendment No. 2 thereto filed with the SEC on June 2, 2022, Amendment No. 3 thereto filed with the SEC on August 29, 2022 and Amendment No. 4 thereto filed with the SEC on March 2, 2023 (collectively, the “Schedule 13D”), by the Reporting Persons relating to shares of common stock, par value $0.0001 per share (“Common Stock”), of Flotek Industries, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined this Amendment have the respective meanings set forth in the Schedule 13D.

Schedule I attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

Repayment of Convertible Notes.

On June 26, 2023, the Issuer issued 63,496,922 shares of Common Stock to ProFrac Holdings II in payment of the Issuer’s obligations under the Convertible Notes.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amended and replacing in its entirety each of Item 5(a), 5(b) and 5(c) as follows:

(a)–(b) Each of the Reporting Persons may be deemed to beneficially own, and may be deemed to have shared power to direct the vote and shared power to dispose or to direct the disposition of, in the aggregate, 103,468,322 shares of Common Stock, representing approximately 54.5% of the issued and outstanding shares of Common Stock, based on (i) 88,002,029 shares of Common Stock issued and outstanding as of May 9, 2023, as reported in the Quarterly Report, plus (ii) 63,496,922 shares of Common Stock issued to ProFrac Holdings II on June 26, 2023, in payment of the Issuer’s obligations under the Convertible Notes, plus (iii) 13,104,839 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the June 2022 Prefunded Warrants; provided, however, that ProFrac Holdings II and its affiliates may not receive any voting or consent rights in respect of the June 2022 Prefunded Warrants or the underlying shares of Common Stock unless and until (a) the Issuer has obtained approval from a majority of its shareholders excluding ProFrac Holdings II and its affiliates and (b) ProFrac Holdings II has paid an additional $4,500,000 to the Issuer; provided further that ProFrac Holdings II may exercise the June 2022 Prefunded Warrants immediately prior to the sale of the shares of Common Stock subject to such exercise to a non-affiliate of ProFrac Holdings II, plus (iv) 25,366,561 shares of Common Stock issuable to ProFrac Holdings II upon exercise of the February 2023 Prefunded Warrants; provided, however, that unless the Issuer has obtained shareholder approval therefor, the number of shares of Common Stock that may be acquired by ProFrac Holdings II upon any exercise of the February 2023 Prefunded Warrants shall be limited to the extent necessary to ensure that, following such exercise, the total number of shares of Common Stock then beneficially owned by ProFrac Holdings II and its affiliates does not exceed 19.99% of the total number of then issued and outstanding shares of Common Stock.

ProFrac Holding Corp. (“PubCo”) is the sole managing member of ProFrac Holdings, LLC (“ProFrac Holdings”). ProFrac Holdings is the sole member of ProFrac Holdings II. As a result, each of PubCo and ProFrac Holdings may be deemed to have shared voting and dispositive power over, and to share beneficial ownership of, the securities owned by each of ProFrac Holdings and ProFrac Holdings II.

(c) The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 5(c).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2023

ProFrac Holding Corp.

By:	/s/ Lance Turner
Name: Lance Turner
Title: Chief Financial Officer

ProFrac Holdings, LLC

By:	/s/ Lance Turner
Name: Lance Turner
Title: Chief Financial Officer

ProFrac Holdings II, LLC

By:	/s/ Lance Turner
Name: Lance Turner
Title: Chief Financial Officer

Schedule I

Directors, Executive Officers and Controlling Stockholders of PubCo

The following sets forth the name, position and principal occupation of each control person, director and executive officer of PubCo. The business address of each director and executive officer of PubCo is 333 Shops Boulevard, Suite 301, Willow Park, Texas 76087. Each director and executive officer of PubCo is a citizen of the United States of America To the best of the Reporting Persons’ knowledge, (i) none of the persons listed below during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the persons listed below owns any securities of the Issuer or is party to any contract or agreement as would require disclosure in this Amendment.

Directors of PubCo	Title / Occupation
Matthew D. Wilks	Executive Chairman of ProFrac Holding Corp.; Vice President of Investments, Wilks Brothers, LLC
Sergei Krylov	Director; Investment Partner and Chief Financial Officer, Wilks Brothers, LLC
Terry Glebocki	Director
Stacy Nieuwoudt	Director; Self-employed investor
Gerald Haddock	Director; President, Haddock Enterprises, LLC
Coy Randle	Director

Executive Officers of PubCo	Title
Ladd Wilks	Chief Executive Officer
Lance Turner	Chief Financial Officer
Blaine Wilbanks	Chief Operating Officer
Robert Willette	Chief Legal Officer, Secretary

Controlling Stockholders of PubCo

The following information is based on (i) a Schedule 13D/A filed by the PubCo Reporting Persons (as defined below) with the SEC on June 5, 2023 regarding PubCo and (ii) PubCo’s Quarterly Report filed with the SEC on May 12, 2023.

In the aggregate, THRC Holdings, LP, a Texas limited partnership (“THRC Holdings”), THRC Management, LLC, a Texas limited liability company (“THRC Management”), FARJO Holdings, LP, a Texas limited partnership (“FARJO Holdings”), FARJO Management, LLC, a Texas limited liability company (“FARJO Management”), Dan Wilks, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the “Farris Trust”), Farris Wilks and Jo Ann Wilks (collectively, the “PubCo Reporting Persons”) are the beneficial owners of (i) 132,329,804shares of Class A common stock, par value $0.01 per share (the “PubCo Class A Common Stock”) representing approximately 83.23% of the PubCo Class A Common Stock outstanding as of May 8, 2023. The PubCo Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act. The percentage of beneficial ownership is based upon, with respect to the PubCo Class A Common Stock, (i) 158,996,801shares of PubCo Class A Common Stock outstanding as of May 8, 2023, as reported in PubCo’s Quarterly Report filed with the SEC on May 12, 2023 plus (ii) 42,744 shares of PubCo Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of PubCo Class A Common Stock.. The general partner of THRC Holdings is THRC Management. Dan Wilks is the sole member of THRC Management. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris Wilks and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of PubCo Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of PubCo Class A Common Stock owned by the Farris Trust.

The business address of each of the PubCo Reporting Persons is 17018 IH 20, Cisco, Texas 76437. Each of Dan Wilks, Farris Wilks and Jo Ann Wilks is a citizen of the United States of America. The principal occupation of each of Dan Wilks, Farris Wilks and Jo Ann Wilks is self-employed investor.

The PubCo Reporting Persons disclaim beneficial ownership of any of the securities of the Issuer held by the Reporting Persons.